FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2004

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	18 March 2004	Title:	Associate Company Secretary

Group Corporate Affairs
National Australia Bank Limited ABN 12004044937

500 Bourke Street
Melbourne
Media Release	Victoria 3000
Australia

Melbourne, 17 March 2004

Mrs Lynne Peacock appointed to National’s Senior Management Team

National Australia Bank Chief Executive Mr John Stewart has appointed Mrs Lynne Peacock to the Group Executive Forum, the senior management team at the National.

“Lynne was previously a senior executive with Barclays Bank and a director of Woolwich.  As Executive Director of the National in the United Kingdom and Ireland Lynne has a significant role to play in our growth.

“I look forward to the strong contribution Lynne will make to the senior management team,” Mr Stewart said.

Mrs Peacock will continue to work with Mr Ross Pinney, who has overall responsibility for the National’s UK and Irish businesses.  Ross is also a member of the Group Executive Forum.

For further information:

Brandon Phillips

Corporate Relations Manager

Group Corporate Affairs

03 8641 3857 work

0419 369 058 mobile

Or visit www.nabgroup.com